CROWDCASTING INC.

APPLICATION FOR WITHDRAWAL OF POST-QUALIFICATION AMENDMENT NO. 1

August 12, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: CrowdCasting Inc.
CIK No. 0002125668
SEC File No. 024-12738
Post-Qualification Amendment No. 1 on Form 1-A POS
Filed July 27, 2026
Accession No. 0002125668-26-000005

Ladies and Gentlemen:

CrowdCasting Inc. (the "Company") hereby respectfully requests the consent of the Securities and Exchange Commission (the "Commission"), pursuant to Rule 259 of Regulation A under the Securities Act of 1933, as amended, to withdraw the Company's Post-Qualification Amendment No. 1 on Form 1-A POS filed with the Commission on July 27, 2026 under SEC File No. 024-12738 and accession number 0002125668-26-000005 (the "Post-Qualification Amendment").

The Company's underlying Offering Statement on Form 1-A was qualified by the Commission on May 14, 2026 at 5:00 p.m.

The Post-Qualification Amendment has not been qualified by the Commission. The Company has determined not to proceed with the Post-Qualification Amendment and therefore respectfully requests the Commission's consent to its withdrawal.

For the avoidance of doubt, the Company is requesting withdrawal solely of the Post-Qualification Amendment filed on July 27, 2026. The Company is not requesting withdrawal of its previously qualified Offering Statement, and this request is not intended to withdraw, terminate, rescind, or otherwise affect the Offering Statement as qualified by the Commission on May 14, 2026, or any securities previously qualified thereunder.

The Company respectfully requests that the Commission consent to withdrawal of the Post-Qualification Amendment effective as of the date of the Commission's consent, or at the earliest practicable date thereafter.

Please direct any questions concerning this request to the undersigned.

Respectfully submitted,

CROWDCASTING INC.

By: /s/ Curtis Traylor
Curtis Traylor
Interim President CEO